Exhibit 99.1

PV Nano Cell’s DigiFlex Awarded R&D Grant for its SINTERINK Project

$570,000 Grant from the Prestigious Eurostars Entity to Develop 3D Printer with Laser Sintering Capability

MIGDAL HA’EMEK, ISRAEL (Accesswire) – March 12, 2018: PV Nano Cell, Ltd. (OTCQB: PVNNF) (“PV Nano Cell” or the “Company”), an innovative producer of conductive digital inks also suitable for 3D printing, today announced that its Sicrys™ proprietary technology, single-crystal, nanometric silver conductive inks will be used in the SINTERINK project, which has been granted $570,000 by The Eurostars entity for 2018.

The project, to develop a 3D printer with laser sintering capability, will be accomplished together with world leading experts within the laser field: Foundation for Research and Technology Hellas (FORTH); Eulambia Advanced Technologies and Vector Technologies.

PV Nano Cell’s Chief Executive Officer, Dr Fernando de la Vega, commented, “To secure an R&D grant today is very limited and competitive with the success rate quite low. To have been selected for this grant is an additional validation of our leading status for implementing digital printing for mass production applications”, Dr. de la Vega continued: “We are confident that our Sicrys inks will lead the revolution in 3D printed electronics allowing new innovations, customized and flexible electronics as well as thinner and lighter devices – this project will add unique capabilities to our technologies and their growing market acceptance.”

At FORTH, the leader of Ultrafast Laser Micro and Nano- processing group (ULMNP) of IESL (www.iesl.forth.gr/ULMNP) Dr. Emmanuel Stratakis commented, “This project is at the forefront of the technology related to printed flexible 3D electronics and photonics. The ULMNP lab at FORTH is a globally recognized expert group in the development of advanced laser processes of materials and in particular on laser sintering of nanoinks, comprising highly skilled scientists in order to carry out successfully the proposed tasks of the SINTERINK project.”

Eulambia company manager John Syvridis commented, “Our expertise in the design and integration of optoelectronic devices will be implemented in this project in order to develop a miniaturized control system for the automated sintering head that will be seamlessly installed within Digiflex’s printers. We are excited about the outcome of this project as it will revolutionize the 3D printed electronics industry and will enable Eulambia to gain credibility and secure market share in a rapidly growing technology that will lead the future of electronics.”

Vector Technologies manager Panagiotis Vouvounas commented, “Our expertise in the manufacturing of optoelectronic devices will be implemented in this project in order to undertake the integration of the sintering head, developing a miniaturized module that will contain the sintering laser diode with its active or passive cooling system and all the appropriate fixed and moving optics.”

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell's Sicrys™ ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product's properties and advantages with improved cost efficiency. Sicrys™ conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. In addition, PV Nano has expanded its capabilities to include an Integrated prototyping, design and R&D unique printer by the recent acquisition of DigiFlex. For more information, please visit www.PVNanoCell.com.

Foundation for Research and Technology Hellas (FORTH) (https://www.forth.gr/)

The Foundation for Research and Technology-Hellas (FORTH), established in 1983, is one of the largest research centers in Greece with well-organized facilities, highly qualified personnel and a reputation as a top-level research foundation worldwide. FORTH is the leading Laser research Institute in Europe.

Eulambia Advanced Technologies (https://eulambia.com)

Eulambia a spin-off from the Optical Communications and Photonics Technologies Laboratory of the University of Athens, Greece. Eulambia combines the best out of two main disciplines, photonics and electronics. The vision of our company is to drive ideas to the next level and offer high quality services and products to our customers.

Vector Technologies (https://www.vectortechnologies.gr/index.php?language=en)

A major, and Greek leading company, supplier of measuring instruments and high technology systems specialized in sales, marketing, technical support and after sales service. Focusing on Electronics, RF, Fiber optics, Electro-optics and other fields.

About Eurostars (https://www.eurostars-eureka.eu/), Eurostars is a joint program supporting R&D performing small and medium sized enterprises (SMEs). It is co-funded from the national budgets of 36 Eurostars countries and by the European Union through Horizon 2020.  Eurostars stimulates international collaborative research and innovation projects that will be rapidly commercialized. Participation in a Eurostars project can become a passport to growth, further innovation, an opening to new global markets and even greater business success.

Forward-Looking Statements

This press release contains forward–looking statements. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward–looking statements." All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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